October 30, 2019


    VIA E-MAIL

    W. John McGuire, Esq.
    Morgan, Lewis & Bockius LLP
    1111 Pennsylvania Avenue, NW
    Washington, DC 20004-2541

    Re: BNY Mellon ETF Trust

       Initial Registration Statements on Form N-1A
       Filed October 1, 2019
       File No. 333-234030

    Dear Mr. McGuire:

            On October 1, 2019, you filed the above-referenced initial registration statement on Form
       N-1A on behalf of BNY Mellon ETF Trust (the "Trust") to register shares of the BNY Mellon
       U.S. Large Cap Core Equity ETF, BNY Mellon U.S. Mid Cap Core Equity ETF, BNY Mellon
       U.S. Small Cap Core Equity ETF, BNY Mellon International Equity ETF, BNY Mellon
       Emerging Markets Equity ETF, BNY Mellon Core Bond ETF, BNY Mellon Short Duration
       Corporate Bond ETF, and BNY Mellon High Yield Beta ETF (each a "Fund," and together, the
       "Funds"). Comments under General, Cover Page, and Fund Summaries apply to all Funds unless otherwise indicated. Based on our review, we have the following comments. All capitalized terms not otherwise defined herein have the meaning given to them in the registration statement.

    General

       1. Where a comment is made with regard to disclosure in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

       2. The staff notes that the registration statement has omitted or bracketed material information throughout the prospectus and SAI. In particular, omission of the key information, including disclosure of the Indexes that the Funds will track and their complete Index methodology, prevented us from doing a complete review of the filing. We are reserving our review of those sections of the registration statement until a pre-effective amendment with all this information is filed.
        W. John McGuire, Esq.
       October 30, 2019
       Page 2 of 5

       3. Please inform the staff if a party other than the Funds' sponsor or an affiliate is providing the
          Funds with initial seed capital. If so, supplementally identify the party providing the seed capital and describe its relationship with the Funds.

       4. Please include an audited balance sheet for the seed capital required by Section 14(a)(1) of the 1940 Act.

    Cover Page

       5. Please ensure that the ticker symbols are included in EDGAR and the cover page of the prospectus and SAI once available. See Regulation S-T, Rule
313(b)(1).

    Fund Summaries, pages 2-28

            As noted earlier, because so much information about the Funds' principal strategy is missing, we will be reserving our substantive comments until all that information is provided in the next pre-effective amendment. The following are some initial comments applicable to the
       Funds' principal strategy and risk disclosure:

       6. Please provide more fulsome disclosure as to each Index's methodology.

       7. With respect to the BNY Mellon Emerging Markets Equity ETF, BNY Mellon Core Bond
          ETF, BNY Mellon Short Duration Corporate Bond ETF, and BNY Mellon High Yield Beta
          ETF, we note that each Fund's policy to invest 80% of the Fund's net assets (plus borrowings for investment purposes) ("80% names policy") in the type of investments suggested by the name is stated in the SAI under non-fundamental policies. We also note that the SAI states that the BNY Mellon International Equity ETF has adopted an 80% names policy to invest in equity securities of issuers in developed countries other than the United States. Please disclose each of these Fund's 80% names policy in the summary and in the disclosure in response to Item 9(b) of Form N-1A.

       9. You state that the Funds may also invest in futures and other derivatives. Since it does not appear that futures and other derivatives will be components of any of the Indexes, under the terms of your exemptive order, the Funds may only invest a maximum of 20% of its assets in such derivatives. Please clarify the disclosure accordingly. Similarly, please clarify whether the BNY Mellon Emerging Markets Equity ETF's investments in other ETFs will be limited to 20% of Fund's assets. Further, please also disclose that investments in derivatives that are counted towards a Fund's 80% names policy will be valued at market value.

       10. You state as to each Fund that "[i]n seeking to track the index, the Fund's assets will generally be concentrated in an industry or group of industries to the extent that the index concentrates in a particular industry or group of industries." Please delete the word
          "generally" or revise each Fund's concentration policy to state when and under what conditions any changes between concentration and non-concentration would be made. See
          Statements of Investment Policies of Money Market Funds Relating to Industry
          Concentration, Investment Company Act Release No. 9011 (Oct. 30,
1975) and The First
     W. John McGuire, Esq.
    October 30, 2019
    Page 3 of 5

       Australia no-action letter (July 29, 1999). Also, to the extent any Index is currently concentrated, please disclose the industry or group of industries that the Index is concentrated in and include appropriate risk disclosure.

    11. With respect to the BNY Mellon Emerging Markets Equity ETF, please define "emerging markets."

    12. We note that the BNY Mellon Core Bond ETF will invest in asset-backed and mortgage-
        related securities. Please tailor your principal strategy and risk disclosure with reference to the specific asset-backed securities and mortgage-related securities that the Fund intends to invest in.

    13. Disclosure on page 23 states that the BNY Mellon Short Duration Corporate Bond ETF will invest in bonds that have a remaining maturity of greater than or equal to one year and less than five years. Please explain your basis for defining short duration as bonds with remaining maturity of less than five years. In the staff's view, short duration is more commonly understood as less than three years.

    14. With respect to the BNY Mellon High Yield Beta ETF, please explain in plain English the term "Beta."

    15. o the extent that a fund will invest in instruments that pay interest at floating rates based on
        T
        LIBOR, please include risk disclosure on how the transition from LIBOR could affect the fund's investments. For example, will the fund invest in instruments that pay interest at floating rates based on LIBOR that do not include "fall back provisions" that address how interest rates will be determined if LIBOR stops being published? If so, how it will affect the liquidity of those investments? Please also disclose how the transition to any successor rate could impact the value of investments that reference LIBOR.

    16. For each Fund, please disclose in the summary and in the disclosure in response to Item 9(c)
        of Form N-1A the risks associated with investing in a new fund (e.g., the Fund may have higher expenses, may not grow to an economically viable size and may cease operations) and in a Fund where the adviser has no prior experience managing an ETF or other registered investment company. Please also add risks of investing in large capitalization companies for the BNY Mellon U.S. Large Cap Core Equity ETF.

    17. Please provide risk disclosure as to depository receipts for the BNY Mellon International
        Equity ETF and the BNY Mellon Emerging Markets ETF. Also, disclose that, where all or a portion of the Index's underlying securities trade in a market that is closed when the market in which the Fund's shares are listed and trading is open, there may be changes between the last quote from its closed foreign market and the value of such security during the Fund's domestic trading day. Please also note that this in turn could lead to differences between the market price of the Fund's shares and their underlying value.

    18. With respect to the BNY Mellon International Equity ETF, please enhance your Brexit risk disclosure in the summary and in the disclosure in response to Item 9(c) of Form N-1A.
     W. John McGuire, Esq.
    October 30, 2019
    Page 4 of 5

    Performance, page 28

    19. Please supplementally identify the appropriate broad-based securities market index that each
        Fund intends to use in the performance table.

    Portfolio Management, page 28

    20. Please state the month and year that each portfolio manager started in that role for each Fund rather than stating "since inception."

    Fund Details-Goals and Approach, page 30

    21. For each bond fund, please provide a definition of duration (e.g., duration is a measure of the price sensitivity of a debt security or portfolio of debt securities relative to changes in interest rates).

    Investment Risks, page 36

    22. The disclosure of the principal and additional risks is confusing as to which risks apply to which Funds. Please consider utilizing a chart, table or some other means to clearly identify in one place each Fund's principal and additional risks.

    Part B: Statement of Additional Information

    Purchase and Redemption of Creation Units, page II-1

    23. In the "Fund Deposit" section you state that either in-kind securities or Deposit Cash may be accepted for purchase transactions. Please reconcile with the Funds' exemptive order which provides that consideration for purchase and redemption transactions should be primarily in-
        kind.

    Part C: Other Information

    24. The license agreement for each Index should be filed as an exhibit.

                                                 *   *   *

         Responses to this letter should be made in a letter to me filed on Edgar and in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

        You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

         Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment
        W. John McGuire, Esq.
       October 30, 2019
       Page 5 of 5

       further on the registration statement and any amendments. After we have resolved all issues, the
       Trust and its underwriter must request acceleration of the effective date of the registration statement.

             In closing, we remind you that the Trust is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

            Should you have any questions prior to filing a pre-effective amendment, please feel free to contact me at (202) 551-3767 or hardyje@sec.gov.


                                                                   Sincerely,

                                                                   /s/ Jennifer
R. Hardy

                                                                   Jennifer R.
Hardy

Attorney-Adviser



    cc: William Kotapish. Assistant Director
        Sally Samuel, Branch Chief